Exhibit 100.2
NICE Actimize Announces IFM-X Integrated Fraud
Management Platform Powered by Augmented Intelligence

With a data-first approach and expert-infused machine learning, IFM-X offers more efficient enterprise fraud management

Hoboken, N.J., January 28, 2018 – NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced IFM-X, its next-generation Integrated Fraud Management (IFM) platform that leverages automation and machine learning to optimize effectiveness while reducing the total cost of implementing and operating an enterprise fraud risk management system. By utilizing NICE Actimize’s IFM-X, financial institutions will be able to integrate limitless data into their fraud detection systems and utilize agile advanced analytics, while optimizing fraud operations efficiency.

Leveraging NICE Actimize’s deep experience in fraud management, the IFM-X platform marks another advancement in its Autonomous Financial Crime Management strategy. The modernized platform allows financial services organizations to more easily integrate data, and better cope with data growth in a more cost-effective manner.

NICE Actimize’s IFM-X provides machine-led detection, decisioning and self-learning capabilities that can adapt and scale to meet the needs of a financial services organization’s operations. Through an open, services-based architecture, NICE Actimize IFM-X leverages the recently introduced NICE Actimize X-Sight Platform-as-a-Service for developing and optimizing fraud analytics fueled by market-wide collective intelligence.

“Rapidly changing demands in the fraud marketplace led NICE Actimize to develop the new IFM-X platform in response to our customers’ challenging requirements,” said Craig Costigan, CEO, NICE Actimize. “This new platform unleashes the power of our market-leading fraud expertise coupled with expert-led machine learning technology to enable superior protection against constantly evolving and malicious fraud attacks.”

Leading capabilities for the NICE Actimize IFM-X platform include:
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Easy Data Integration – Using automated tools and a real-time big data repository, financial institutions can integrate new data sources, both structured and unstructured, to their fraud hub in minutes.

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Augmented Intelligence – Combining machine learning with human expertise equates to better detection. Expert features, built over many years in the field by data scientists as part of customer implementations, are fused with machine learning features which are discovered by running algorithms on deep sets of trained and untrained data to provide laser accuracy in detection.

•
Open AI – The new X-Sight Studio, included with IFM-X, provides data driven, machine-led analytics development with expert fraud features. Machine Learning analytics may be developed, tested and validated in the cloud and seamlessly deployed in IFM-X’s AI engine for immediate use in detection. This accelerates the time to value for analytics.

•
Entity InsightsTM – The IFM-X platform moves financial institutions beyond transaction-based analysis to a visual holistic view of entity risk for faster, simpler and more precise resolution providing massive efficiency gains for operations teams.

For additional information:
•	For more on NICE Actimize’s IFM-X Platform, please click here.
•	To review an IFM-X YouTube video, please click here.
•	For more on NICE Actimize’s X-Sight Platform-as-a Service, please click here.
•	For more on NICE Actimize’s Fraud Augmented Intelligence, please click here.

NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. https://www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.